Exhibit 99.1

XP INC. ANNOUNCES SHARE PURCHASE AGREEMENT WITH ITAÚ

São Paulo, Brazil, June 08, 2022 – XP Inc. (Nasdaq: XP), announced today that it has signed a share purchase agreement with Itaú Unibanco. Under this agreement, XP will purchase 1,056,308 outstanding Class B common shares from Itaú Unibanco, equivalent to approximately US$24 million, or US$22.65 per share – the same price for which Itaú Unibanco sold 6,783,939 Class A shares on June 7th, 2022. XP should utilize its existing cash to fund this share repurchase and the shares should be held in treasury. This transaction is not part of the Share Repurchase Program announced by XP on May 11th, 2022.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com